AB
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12011857

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53382

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/11**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

BLUEFIN TRADING, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 37th Floor
(No. and Street)

New York	**New York**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kole	**(312) 577-5602**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

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BLUEFIN TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011
AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

BLUEFIN TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2011
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **Mike Kole** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bluefin Trading, LLC** as of **December 31, 2011** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

24th day of February, 2012

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Bluefin Trading, LLC

We have audited the accompanying statement of financial condition of Bluefin Trading, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bluefin Trading, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2012

BLUEFIN TRADING, LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	658,992
Receivable from broker-dealers		28,565,821
Securities owned, at fair value		1,249,175,461
Membership in exchanges, at fair value		423,000
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,013,456)		761,883
Receivable from affiliates		650,602
Other assets		486,510
	$	1,280,722,269

Liabilities and Member's Equity

Liabilities		
Payable to broker-dealers	$	61,427,930
Securities sold, not yet purchased, at fair value		1,138,120,238
Loan payable to parent		9,750,000
Accounts payable and accrued expenses		8,442,565
		1,217,740,733
Member's equity		62,981,536
	$	1,280,722,269

See accompanying notes.

1. Organization and Business

Bluefin Trading, LLC (the "Company"), a New York limited liability company, was formed in May 2001 and is a wholly-owned subsidiary of Bluefin Holdings L.L.C. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE Arca, Chicago Mercantile Exchange ("CME"), Chicago Board of Trade ("CBOT"), Chicago Board Options Exchange and NASDAQ OMX. The Company engages primarily in the proprietary trading of exchange-traded funds, equity securities, equity and index options, and futures contracts.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with ASC 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Open equity in futures is included in receivable from broker-dealers and measured at the closing exchange price.

Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents consist of money market mutual funds.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the member.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in net income in the accompanying statement of operations.

2. Summary of Significant Accounting Policies, continued

Depreciation and Amortization

Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. The Company purchased leasehold improvements for shared office space leased by an affiliated entity. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

3. Agreements and Related Party Transactions

The Company has Joint Back Office ("JBO") clearing agreements with Merrill Lynch Professional Clearing Corp. ("ML-PRO") and Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $50,000 in the preferred shares of ML-PRO and $10,000 in a Class C limited partnership interest in GSEC. The Company's investments in ML-PRO and GSEC are reflected in other assets in the statement of financial condition. Under the rules of the NASDAQ OMX, the agreements require that the Company maintain a minimum net liquidating equity of $1 million with ML-PRO and GSEC, exclusive of its preferred stock investments.

At December 31, 2011, the Company had receivables from affiliated entities totaling approximately $651,000. This amount is reflected in receivable from affiliates on the statement of financial condition. This receivable represents the amounts paid for shared expenses by the Company on behalf of the affiliates. During the year ended December 31, 2011, the Company received payments totaling approximately $6,670,000 from Bluefin HK Limited, Bluefin Europe LLP, Bluefin Holdings L.L.C., Chicago Capital Markets, LLC, CCM Equities, LLC, CCM FS, LLC and CCM Securities, LLC. The Company made payments to Bluefin Energy, LLC and Bluefin Europe LLP, totaling approximately $5,700,000, for the year ended December 31, 2011.

The Company has a revolving loan agreement with the Parent up to a maximum of $30,000,000 that terminates on January 31, 2012. Interest is paid on the outstanding principal loan balance at a rate equal to the federal funds rate plus one percent. At December 31, 2011, the Company had an outstanding balance on this credit line totaling approximately $9,750,000. The company received payments from and made loan repayments to the Parent totaling approximately $37,200,000 and $33,750,000, respectively, for the year ended December 31, 2011. At December 31, 2011, interest payable on the outstanding balance on this credit line totaled approximately $21,000.

4. Exchange Memberships

At December 31, 2011, the Company owned memberships at the CME and CBOT. The Company's operating agreement requires exchange memberships to be valued at the last publicly-reported sales price if such sales price is between the last publicly-reported bid and offer. Otherwise the value will be whichever of the last publicly-reported bid or offer is closer to the last publicly-reported sale. Therefore, as of December 31, 2011 the value of the Company's exchange memberships are shown at fair value in the statement of financial condition.

4. Exchange Memberships, continued

Generally accepted accounting principles require that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. The effect of this departure from generally accepted accounting principles is an understatement of member's equity by $79,739 as of December 31, 2011. For the year ended December 31, 2011, the effect of this departure from generally accepted accounting principles is immaterial.

5. Concentration of Credit Risk

At December 31, 2011, a significant credit concentration consisted of approximately $68.7 million and $9.5 million, representing the fair value of the Company's trading accounts carried by its clearing brokers, ML-PRO and GSEC. Management does not consider any credit risk associated with these receivables to be significant.

6. Receivable from and Payable to Broker-Dealers

Receivable from and payable to broker-dealers includes cash balances held at the Company's brokers, unrealized gains and losses on open futures contracts and the net amount receivable or payable for securities transactions pending settlement. The brokers provide execution, clearing and depository services for the Company's securities and futures trading activities.

7. Derivative Financial Instruments and Off-Balance Sheet Risk

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

7. Derivative Financial Instruments and Off-Balance Sheet Risk, continued

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2011 totaled approximately $166,000. The Company elected to make no contributions to the plan for the year ended December 31, 2011.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2011, the Company had net capital and net capital requirements of $58,994,518 and $1,212,838, respectively.

10. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures, requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs — Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs — Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs — Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	
	Assets	**Liabilities**
	Securities Owned	**Securities Sold, Not Yet Purchased**
Stocks	$ 960,116,749	$ 852,626,534
Options	152,839,763	136,432,545
Corporate obligations	70,631,120	88,223.639
U.S. Government obligations	47,999,098	39,154,560
U.S. Government agency obligations	534,941	3,702,009
State and municipal obligations	1,001,687	-
Foreign Government obligations	16,052,103	17,980,951
	$ 1,249,175,461	$ 1,138,120,238

10. Fair Value Disclosure, continued

At December 31, 2011, the Company had open futures contracts totaling $(339,271), which were Level 1 investments, and credit default swap agreements totaling $19,435, which were Level 2 investments. At December 31, 2011, the Company held no Level 3 investments.

11. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessor.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of December 31, 2011:

Year Ending December 31,		Amount
2012	$	56,000
2013		5,000
Total	$	61,000

12. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2012, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements other than those listed below.

Effective January 1, 2012, the Parent converted from a New York limited liability company to a Delaware limited partnership, Bluefin Holdings II, L.P.

In February 2012 capital withdrawals were paid to the Parent totaling $35,000,000. On February 1, 2012, the Company entered into a new revolving loan agreement with the Parent thereby increasing the maximum amount that can be loaned to the Company to $50,000,000.

SUPPLEMENTAL SCHEDULES

BLUEFIN TRADING, LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2011

Computation of net capital		
Total member's equity		$ 62,981,536
Deductions and/or charges:		
Nonallowable assets:		
Exchange memberships, at fair value	$ 423,000	
Furniture and equipment, net	761,883	
Receivable from affiliates	650,602	
Other assets	486,510	(2,321,995)
Net capital before haircuts on securities positions		60,659,541
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 1,665,023	(1,665,023)
Net capital		$ 58,994,518
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		1,212,838
Net capital in excess of net capital requirement		$ 57,781,680
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 18,192,565
Ratio of aggregate indebtedness to net capital		% 30.84

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2011.

See accompanying notes.

BLUEFIN TRADING, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

BLUEFIN TRADING, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2011

The Company did not handle any customer cash or securities during the year ended December 31, 2011 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Bluefin Trading, LLC

In planning and performing our audit of the statement of financial condition of Bluefin Trading, LLC (the "Company"), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, NASDAQ OMX and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2012